Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-112359

                                  NESTOR, INC.

                Prospectus Supplement No. 3 dated August 16, 2004

                     to the Prospectus dated April 21, 2004

On August 13, 2004, we filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The attached information supplements and supersedes, in part, the information in the prospectus.

In addition, there were several corporate developments in June and July of 2004 that are described in the prospectus supplement. See "Recent Developments."

This prospectus supplement no. 3 should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement no. 3. The prospectus is accompanied by our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and by Amendment Number 1 on Form 10-K/A to that Report.
                        --------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS.
                        --------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT NO. 3 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               RECENT DEVELOPMENTS

INCREASE IN AUTHORIZED CAPITAL

     On June 24, 2004, we amended our certificate of incorporation to increase the number of shares of our common stock that we are authorized to issue, from 20,000,000 shares to 30,000,000 shares. The was made to provide a sufficient number of shares of our stock for issuance in connection with future acquisitions, financings, strategic alliances, incentive stock awards and other general corporate purposes. We have no current plans, proposals or arrangements to issue any shares of common stock with the exception of the shares of common stock authorized under its certificate of incorporation before the amendment and previously reserved for issuance under the our outstanding stock options, convertible preferred stock, warrants and convertible notes. We have reserved 4,500,000 shares for issuance under our new stock incentive plan. See "Recent Developments -- Adoption of 2004 Stock Incentive Plan." The amendment to our certificate of incorporation was made after a vote of our stockholders at our annual meeting of stockholders approving the amendment.

INCREASE IN NUMBER OF DIRECTORS

     On June 24, 2004, an amendment to our by-laws, adopted by our board of directors on May 19, 2004, took effect. The amendment to our by-laws increases the maximum number of directors of the corporation to nine. The board of directors also set the number of directors at nine.

ELECTION OF NEW DIRECTORS

     On June 24, 2004, at our annual meeting of stockholders, our stockholders elected four new directors: James S. Bennett, Robert G. Flanders, Jr., William
J. Gilbane, Jr., and Donald R. Sweitzer.

     Mr. Bennett, 46, is an owner and Vice Chairman of the Board of Directors of Mitkem Corporation, which he founded in 1994. Previously, Mr. Bennett held top management positions in two other environmental laboratories, Coast to Coast Analytical and Ceimic Corporation, where his responsibilities included supervision of technical sales, budget and financial review and management and establishment of new offices and markets. Prior to entering the environmental business, Mr. Bennett was involved in securities trading, holding positions at Albert, Bennett & Company, Inc., Prudential-Bache Securities and Kidder, Peabody & Co., Inc. and played professional sports with the Atlanta Flames Hockey Club, Inc. organization. Mr. Bennett is a graduate of Brown University.

     Justice Flanders, 54, is an Associate Justice of the Supreme Court of Rhode Island, an office he has held since 1996. Prior to his appointment to the bench, he was a founder of the law firm of Flanders + Medeiros. Justice Flanders was also a partner at the law firm of Edwards & Angell, LLP, where he served as Chairman of the firm's Litigation Department and he began his legal career at the firm of Paul, Weiss, Rifkin, Wharton & Garrison. He has also served as assistant executive counsel to the Governor of Rhode Island, town solicitor for Glocester, Rhode Island and general counsel to the Rhode Island Solid Waste
Management Corporation. He ran for and was elected to the Town Council of Barrington, Rhode Island, on which he served two terms. Justice Flanders is a magna cum laude graduate of Brown University, where he was elected to Phi Beta Kappa, and he received his Juris Doctor from Harvard University Law School. Recently, after eight years of service on the Supreme Court, Justice Flanders announced that he will be resigning to pursue other challenges after the 2004 court term ends. He has been named "Distinguished Visiting Professor of Law" at the Roger Williams University Law School, where he will teach constitutional law.

     Mr. Gilbane, 57, is the president and chief operating officer of Gilbane Building Company, a position he has held since January 2004. From 2001 to 2003, Mr. Gilbane served as executive vice president of the company. Previously, Mr. Gilbane served as senior vice president of the company's New England Region for 18 years where he was responsible for 400 employees and approximately $500 million of annual construction work and also established five new district offices. He joined the company in 1970. Mr. Gilbane graduated from Brown University with a Bachelor of Science degree in political science.

     Mr. Sweitzer, 56, is Senior Vice President of Global Business Development and Public Affairs of GTECH Holdings Corporation and Chairman of GTECH's Government Affairs Committee. He is the former president of the Dorset Resource & Strategy Group, a public affairs company in Washington, D.C. He also served as the president and managing partner of Politics, Inc., a Kamber Company. He was the political director of the Democratic National Committee (DNC) in the first two years of the Clinton Administration, and from 1985-1989, he served as the finance director of the DNC. Prior to joining GTECH, Mr. Sweitzer was a frequent political commentator on CNN's Crossfire and other nationally syndicated programs and has lectured on politics and political campaigns at the John F. Kennedy School of Government at Harvard University; Northwestern University in Chicago; Kent State University in Ohio; and the American University in Washington.

ADOPTION OF 2004 STOCK INCENTIVE PLAN

     On April 8, 2004, our board of directors adopted, subject to approval by our stockholders, a new stock incentive plan. On June 24, 2004, at our annual meeting of stockholders, our stockholders approved the adoption of that new stock incentive plan. The stock incentive plan provides for the grant of options to purchase our common stock and the grant of restricted stock awards. Subject to adjustments for changes in our common stock and other events, the stock incentive plan allows us to grant up to 4,500,000 shares, either in the form of options to purchase a share or as restricted stock awards. If any grant under the stock incentive plan expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or results in common stock not being issued, the unused stock covered by that grant will be available for future grants. The maximum number of shares of common stock with respect to which grants may be made during any calendar year to any person is 630,000 subject to adjustments for changes in our common stock and other events.

     All of our employees, officers and directors are eligible for grants under the stock incentive plan. Our Board of Directors will administer the stock incentive plan or the may delegate its powers to committee of the Board. The Board may also delegate the power to grant awards under the stock incentive plan (except to officers) to one or more of our executive officers in compliance with Delaware law.

OUR PATENT INFRINGEMENT SUITS

     On June 22, 2004, the United States Patent and Trademark Office issued Patent Number 6,754,663 to us, describing a system using multiple cameras, including at least one video camera, to capture multiple images of a traffic light violation and a user interface that simultaneously displays those multiple images.

     On July 13, 2004, we filed a lawsuit for patent infringement against Redflex Traffic Systems, Inc., alleging that Redflex's automated red light enforcement systems infringe our U.S.Patent Number 6,754,663. This lawsuit is in addition to the ongoing lawsuit that we filed against Redflex in November 2003 alleging infringement of our U.S. Patent Number 6,188,329.

     On July 13, 2004, we notified Transol USA, Inc. that we intend to either amend our ongoing lawsuit against Transol, filed in November 2003 alleging that Transol's automated red light enforcement systems infringe our U.S. Patent Number 6,188,329, to include claims alleging that Transol's automated red light enforcement systems infringe our U.S. Patent Number 6,754,663 or to file an additional lawsuit against Transol alleging that Transol's automated red light enforcement systems infringe our U.S. Patent Number 6,754,663.

We cannot give assurance that we will be successful in these actions. See "Risk Factors -- Our Intellectual Property Might Not Be Protectible, And, If We Fail To Protect And Preserve Our Intellectual Property, We May Lose An Important Competitive Advantage."

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 10Q


       [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


                For the Quarterly Period Ended June 30, 2004


       [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
               OF THE SECURITIES EXCHANGE ACT OF 1934


               For the transition period from __________ to __________

                         Commission file Number 0-12965


                                  NESTOR, INC.
             (Exact name of registrant as specified in its charter)


                 DELAWARE                             13-3163744
        ---------------------------    ------------------------------------
          (State of incorporation)     (I.R.S. Employer Identification No.)



           400 Massasoit Avenue; Suite 200; East Providence, RI   02914
       ------------------------------------------------------------------
       (Address of principal executive offices)                (Zip Code)


                                  401-434-5522
                           -------------------------
              (Registrant's Telephone Number, Including Area Code)


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

              Yes          X                     No
                     --------------                    ---------------

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

              Yes                                No           X
                     --------------                    ---------------


            Common stock, par value .01 per share: 18,108,868 shares
                        outstanding as of August 9, 2004

                                  NESTOR, INC.

                                    FORM 10 Q
                                  June 30, 2004

                                      INDEX
--------------------------------------------------------------------------------

                                                                    Page Number
                                                                    -----------
PART 1        FINANCIAL INFORMATION

Item 1 Financial Statements:

       Condensed Consolidated Balance Sheets
       -------------------------------------
       June 30, 2004 (Unaudited) and December 31, 2003                    3


       Condensed Consolidated Statements of Operations (Unaudited)
       -----------------------------------------------------------
       Quarters and six months ended June 30, 2004 and 2003               4


       Condensed Consolidated  Statements of Cash Flows (Unaudited)
       ------------------------------------------------------------
       Six months ended June 30, 2004 and 2003                            5


       Notes to Condensed Consolidated Financial Statements               6
       ----------------------------------------------------


ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         RESULTS OF OPERATIONS AND FINANCIAL CONDITION                    9


ITEM 3   QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK          13


ITEM 4   CONTROLS AND PROCEDURES                                         13


PART 2   OTHER INFORMATION                                               14



                                                       NESTOR, INC.
                                          Condensed Consolidated Balance Sheets
                                          -------------------------------------

                                                                          JUNE 30, 2004         DECEMBER 31, 2003
                                                                         --------------         -----------------
                                                                           (UNAUDITED)
                      ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                            $   3,047,062             $   5,410,123
    Marketable equity securities                                               995,689                       ---
    Accounts receivable, net                                                   755,721                   521,872
    Unbilled contract revenue                                                  180,771                   158,952
    Inventory                                                                  931,412                   442,298
    Other current assets                                                       183,889                    75,791
                                                                         -------------             -------------
      Total current assets                                                   6,094,544                 6,609,036

NONCURRENT ASSETS:
    Capitalized system costs, net of accumulated depreciation                3,443,565                 3,514,908
    Property and equipment, net of accumulated depreciation                    327,778                   385,165
    Goodwill                                                                 5,580,684                 5,580,684
    Patent development costs, net of accumulated amortization                  172,906                   175,216
    Other long term assets                                                      77,332                    34,425
                                                                         -------------             -------------
TOTAL ASSETS                                                             $  15,696,809             $  16,299,434
                                                                         =============             =============

       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Note payable                                                         $     757,500             $     884,750
    Accounts payable                                                           615,190                   468,289
    Accrued employee compensation                                              342,364                   386,652
    Accrued liabilities                                                        526,510                   745,676
    Leases payable                                                              21,648                   662,541
    Deferred income                                                            371,105                    20,000
    Restructuring reserve                                                        9,386                   146,897
                                                                         -------------             -------------
      Total current liabilities                                              2,643,703                 3,314,805

NONCURRENT LIABILITIES:
    Long term note payable                                                     697,500                 1,030,000
    Long term deferred income                                                   82,072                       ---
    Long term leases payable                                                    18,269                 2,292,384
                                                                         -------------             -------------
      Total liabilities                                                      3,441,544                 6,637,189
                                                                         -------------             -------------

Commitments and contingencies                                                      ---                       ---

STOCKHOLDERS' EQUITY:
    Preferred stock, $1.00 par value, authorized 10,000,000 shares;
      issued and outstanding:  Series B - 180,000 shares at
      June 30, 2004 and 190,000 at December 31, 2003                           180,000                   190,000
    Common stock, $.01 par value, authorized 30,000,000 shares;
      issued and outstanding: 18,020,646 shares at June 30, 2004
      and 13,997,238 shares at December 31, 2003                               180,206                   139,972
    Warrants                                                                 1,381,223                 1,377,251
    Additional paid-in capital                                              59,770,491                49,230,803
    Stock pending issuance                                                         ---                 6,335,877
    Accumulated deficit                                                    (49,256,655)              (47,611,658)
                                                                         --------------            --------------
      Total stockholders' equity                                            12,255,265                 9,662,245
                                                                         -------------             -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $  15,696,809             $  16,299,434
                                                                         =============             =============

THE UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.




                                                      Nestor, Inc.
                                     Condensed Consolidated Statements of Operations
                                     -----------------------------------------------
                                                       (Unaudited)


                                                        Quarter Ended June 30,          Six Months Ended June 30,
                                                     -------------------------------    -------------------------
                                                           2004             2003            2004              2003
                                                           ----             ----            ----              ----
Revenues:
      Product royalties                              $       3,124     $       5,205    $      27,674     $      28,455
      Product sales, lease and service fees              1,548,847           438,328        2,623,629           761,805
                                                     -------------     -------------    -------------     -------------
           Total revenues                                1,551,971           443,533        2,651,303           790,260
                                                     -------------     -------------    -------------     -------------

Operating expenses:
      Cost of goods sold                                   952,157           403,934        1,587,348           732,338
      Engineering and operations                           825,143           626,191        1,591,065         1,219,451
      Research and development                              46,003            30,779           92,560            61,668
      Selling and marketing                                163,868           101,777          305,594           169,541
      General and administrative                           501,067           371,761          993,782           715,694
                                                     -------------     -------------    -------------     -------------
           Total operating expenses                      2,488,238         1,534,442        4,570,349         2,898,692
                                                     -------------     -------------    -------------     -------------

Loss from operations                                      (936,267)       (1,090,909)      (1,919,046)       (2,108,432)

Gain on debt extinguishment, net                               ---               ---          508,124               ---
Contract termination reserve                                   ---          (125,000)             ---          (125,000)
Other income (expense) - net                              (183,745)           37,311         (234,075)            9,487
                                                     -------------     -------------    -------------     -------------

Net loss                                             $  (1,120,012)    $  (1,178,598)   $  (1,644,997)    $  (2,223,945)
                                                     =============     =============    =============     =============


Loss per Share:

Loss per share, basic and diluted                    $        (.06)    $        (.08)   $        (.09)    $        (.19)
                                                     ==============    ==============   ==============    =============

Shares used in computing loss per share:
      Basic and diluted                                 18,035,899        13,961,169       18,033,213        11,954,390
                                                     =============     =============    =============     =============


THE UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.



                                                      Nestor, Inc.
                                     Condensed Consolidated Statements of Cash Flows
                                     -----------------------------------------------
                                                       (Unaudited)

                                                                              Six Months Ended June 30,
                                                                     ------------------------------------------
                                                                          2004                        2003
                                                                          ----                        ----
Cash flows from operating activities:
    Net loss                                                         $  (1,644,997)              $  (2,223,945)
     Adjustments to reconcile net loss to net cash
       used by operating activities:
         Depreciation and amortization                                     878,521                     351,267
         Loss on disposal of fixed assets                                      ---                       5,291
         Gain on extinguishment of debt                                   (508,124)                        ---
         Unrealized loss on marketable equity securities                   163,009                         ---
         Dividends reinvested                                              (15,457)                        ---
         Expenses charged to operations relating to options,
          warrants and capital transactions                                 53,242                      53,242
         Increase (decrease) in cash arising from
          changes in assets and liabilities:
           Accounts receivable, net                                       (233,849)                   (144,078)
           Unbilled contract revenue                                       (21,819)                      1,127
           Inventory                                                      (496,834)                   (209,172)
           Other assets                                                    (90,005)                    120,167
           Accounts payable and accrued expenses                           (88,320)                   (342,135)
           Deferred income                                                 433,177                         ---
           Restructuring reserve                                          (137,511)                    (81,611)
                                                                     --------------              --------------

           Net cash used by operating activities                        (1,708,967)                 (2,469,847)
                                                                     --------------              --------------

Cash flows from investing activities:
    Investment in marketable equity securities                          (1,500,000)                        ---
    Liquidation of marketable equity securities                            356,759                         ---
    Investment in capitalized systems                                     (677,530)                 (1,068,612)
    Purchase of property and equipment                                     (57,095)                    (31,819)
    Patent developments costs                                               (5,136)                    (24,803)
                                                                     --------------              --------------

           Net cash used by investing activities                        (1,883,002)                 (1,125,234)
                                                                     --------------              --------------

Cash flows from financing activities:
    Repayment of obligations under capital leases                       (2,260,471)                     (9,801)
    Repayment of note payable                                              (45,000)                        ---
    Proceeds from note payable                                              98,028                         ---
    Proceeds from issuance of common stock - net                         3,436,351                   4,001,997
                                                                     -------------               -------------

           Net cash provided by financing activities                     1,228,908                   3,992,196
                                                                     -------------               -------------

Net change in cash and cash equivalents                                 (2,363,061)                    397,115

Cash and cash equivalents - beginning of period                          5,410,123                     308,894
                                                                     -------------               -------------

Cash and cash equivalents - end of period                            $   3,047,062               $     706,009
                                                                     =============               =============

Supplemental cash flows information
    Interest paid                                                    $      46,735               $       4,565
                                                                     =============               =============

    Income taxes paid                                                $         ---               $         ---
                                                                     =============               =============



THE UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

                                  Nestor, Inc.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)
                                  June 30, 2004


Note 1 -  Nature of Operations:
          A. Organization Nestor, Inc. (the "Company") was organized on March 21, 1983 in Delaware to develop and succeed to certain patent rights and know-how which the Company acquired from its predecessor, Nestor Associates, a limited partnership. Two wholly-owned subsidiaries, Nestor Traffic Systems, Inc. ("NTS") and Nestor Interactive, Inc. ("Interactive"), were formed effective January 1, 1997. Effective November 7, 1998, the Company ceased further investment in the Interactive subsidiary. CrossingGuard, Inc., a wholly owned subsidiary of NTS, was formed July 18, 2003. The Company's principal office is located in East Providence, RI.

          The Company's current focus is to offer customers products and services to be utilized in intelligent traffic management applications. Its leading product is its CrossingGuard video-based red light enforcement system and services, sold and distributed exclusively by NTS.

          B. Liquidity and management's plans
          The Company has incurred significant losses to date and at June 30, 2004 has an accumulated deficit. Management believes that the significant financing obtained in 2003 and early 2004, the resulting improved liquidity and current contracts with municipalities will enable the Company to continue the development and upgrading of its products and sustain operations through the end of 2004. There can be no assurance, however, that the Company's operations will be sustained or be profitable in the future, or that the Company's product development and marketing efforts will be successful.

Note 2 -  Basis of Presentation:
          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of financial results have been included. Operating results for the quarter ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. There were no material unusual charges or credits to operations during the recently completed fiscal quarter.

          The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

          For further information, refer to the audited consolidated financial statements and footnotes thereto included in the Registrant Company and Subsidiaries' annual report on Form 10-K for the year ended December 31, 2003.

          Deferred income at December 31, 2003, and certain operating expenses reported at June 30, 2003 have been reclassified to conform to the 2004 presentation. The reclassifications had no effect on results of operations.

          Marketable equity securities - The Company's marketable equity securities consist of investments in closed-end insured municipal and international bond funds. The securities are classified as "trading securities" and accordingly are reported at fair value with unrealized gains and losses included in other income (expense).

          Deferred income - Certain customer contracts allow the Company to bill and/or collect payment prior to the performance of services, resulting in deferred revenue.

          Loss per share - Loss per share is computed using the weighted average number of shares of stock outstanding during the period. Diluted per share computations are not presented since the effect would be antidilutive.

          Stock-based compensation - The Company measures compensation expense relative to employee stock-based compensation plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company applies the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS) No. 123,
          "Accounting for Stock-based Compensation" and SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure".

Note 3 -  Master Lease Agreement:
          The State of Delaware Department of Transportation (DelDOT) executed a Master Lease Agreement with NTS in February 2004 whereby lease financing for equipment installed under this CrossingGuard contract would be financed under lease terms offered by GE Capital Public Finance, Inc. ("GE"). NTS received $240,000 from GE on behalf of DelDOT under this sales-type lease on April 27, 2004 pursuant its Assignment and Security Agreement with GE. NTS retains a first priority interest in the equipment and assigned its interest in the DelDOT lease and right to receive rental payments thereunder to GE.

Note 4 -  Stock Options:
          The Company applies the disclosure only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" and SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure". Had compensation cost for the Company's stock options been determined in accordance with the fair value-based method prescribed under SFAS 123, the Company's net loss and loss per share would have approximated the following pro forma amounts:


                                               Quarter Ended June 30,            Six Months Ended June 30,
                                           ------------------------------     ------------------------------
                                                  2004            2003             2004              2003
                                                  ----            ----             ----              ----

          Net loss, as reported            $  (1,120,012)   $  (1,178,598)    $  (1,644,997)   $  (2,223,945)
          Add:  Total stock-based
           employee compensation
           expense determined under
           fair value based method for
           all awards, net of related
           tax effects                          (392,231)         (14,598)         (401,198)         (28,095)
                                           --------------   --------------    --------------   --------------
          Pro forma net loss               $  (1,512,243)   $  (1,193,196)    $  (2,046,195)   $  (2,252,040)
          Pro forma net loss per share:
           Basic and diluted               $       (.08)    $        (.09)    $        (.11)   $        (.19)


          The fair value of stock options used to compute pro forma net loss and net loss per share disclosures was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 1.158; a risk-fee interest rate of 1.6-6.8%; and an expected option holding period of 8 years.

          On June 24, 2004, the Company adopted the 2004 Stock Incentive Plan, which provides for the grant of awards to employees, officers and directors. Subject to adjustments for changes in the Company's common stock and other events, the stock plan is authorized to grant up to 4,500,000 shares, either in the form of options to purchase Nestor common stock or as restricted stock awards.

Note 5 -  Litigation:
          On July 13, 2004, the Company filed an additional lawsuit for patent infringement against Redflex Traffic Systems, Inc. In addition, Nestor notified Transol USA, Inc., that it will bring additional like claims for patent infringement against Transol USA, Inc. Original infringement claims against these Australian-based competitors were filed by Nestor in November 2003, alleging infringement of Nestor's U.S. Patent No. 6,188,329. The additional claims filed and asserted allege infringement of U.S. Patent No. 6,754,663, issued to Nestor on June 22, 2004. The claims against Redflex are pending in US District Court, District of Rhode Island. The original claims against Transol are pending in US District Court, Central District of California. The Company cannot give assurance that we will be successful in either action.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


PROSPECTIVE STATEMENTS

The following discussion includes "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, and is subject to the safe harbor created by that section. Forward-looking statements give our current expectations or forecasts of future events. All statements, other than statements of historical facts, included or incorporated in this report regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in this section and in Exhibit 99.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Readers are cautioned not to place undue reliance on these prospective statements, which speak only as of the date of this report. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission.

The Company's expense levels are based in part on its product development efforts and its expectations regarding future revenues and in the short term are generally fixed. Therefore, the Company may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, if anticipated revenues in any quarter do not occur or are delayed, the Company's operating results for the quarter would be disproportionately affected. Operating results also may fluctuate due to factors such as the demand for the Company's products, product life cycles, the development, introduction and acceptance of new products and product enhancements by the Company or its competitors, changes in the mix of distribution channels through which the Company's products are offered, changes in the level of operating expenses, customer order deferrals in anticipation of new products, competitive conditions in the industry and economic conditions generally or in various industry segments.

The Company's quarterly revenues and operating results have varied significantly in the past due to the timing of new customer contracts and approaches installed, and the Company expects such fluctuations to continue for the foreseeable future. Accordingly, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of the Company's future performance. No assurance can be given that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future.



EXECUTIVE SUMMARY

The Company primarily operates through Nestor Traffic Systems, Inc. (NTS), a wholly owned subsidiary. Its leading product is its CrossingGuard video-based red light enforcement system and services. CrossingGuard is marketed, maintained, and distributed through direct sales to states and municipalities in the United States.

The following is a summary of key performance measurements monitored by management:



                                                 Quarter Ended June 30,               Six Months Ended June 30,
                                           ---------------------------------      ----------------------------------
                                                2004                 2003              2004                 2003
                                                ----                 ----              ----                 ----
Financial:
    Revenue                               $   1,552,000       $     444,000       $   2,651,000      $      790,000
    Loss from operations                        936,000           1,091,000           1,919,000           2,108,000
    Net loss                                  1,120,000           1,179,000           1,645,000           2,224,000
    Additional investment in
       capitalized systems                      431,000             532,000             678,000           1,069,000
    Cash and marketable equity securities                                             4,043,000             706,000
    Working capital (deficit)                                                         3,451,000            (705,000)


Number of CrossingGuard Approaches:
     Installed and operational                                                               95                  60
     Planned under existing contracts                                                       140                  75
                                                                                  -------------      --------------
     Total installed and planned                                                            235                 135


*    At end of period.


Management considers following goals to be of highest importance to the Company in 2004: o Aggressively market CrossingGuard to states and municipalities o Identify and develop strategic relationships to jointly offer related products and services o Improve technology and performance to maximize revenue per approach o Vigorously defend our patented technology from infringement


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Nestor, Inc.'s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 2 to the Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003). The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Unbilled contract revenue
-------------------------

Unbilled contract revenue represents revenue earned by the Company in advance of being billable under customer contract terms. Under the terms of some current contracts, the Company cannot bill the municipality until the court has collected the citation fine. Management records unbilled contract revenue in these situations at a net amount, based upon a historical pattern of collections by the courts for the municipalities. The pattern of collections on these citations is continually reviewed and updated by management.

Revenue Recognition
-------------------

Revenue is derived mainly from the lease of products which incorporate NTS's software and the delivery of services based upon such products. Product license and service fees include software licenses and processing service fees tied to citations issued to red-light violators. NTS provides equipment (either under direct sales or lease agreements), postcontract customer processing and support services, and engineering services. In arrangements that include multiple elements, some of which include software, the total arrangement fee is allocated among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence. Management estimates the percentage of citations that are expected to be collectible and recognizes revenue accordingly. To the extent these estimates are not accurate, the Company's operating results may be significantly and negatively affected.

Long Term Asset Impairment
--------------------------

In assessing the recoverability of the Company's long term assets, management must make assumptions regarding estimated future cash flows, contract renewal options and other factors to determine the fair value. If these estimates change in the future, the Company may be required to record impairment charges that were not previously recorded.


LIQUIDITY AND CAPITAL RESOURCES

Cash Position and Working Capital
---------------------------------

The Company had consolidated cash, cash equivalents and marketable equity securities totaling $4,043,000 at June 30, 2004 as compared with $5,410,000 at December 31, 2003. At June 30, 2004, the Company had working capital of $3,451,000 as compared with $3,294,000 at December 31, 2003.

The Company's net worth at June 30, 2004 was $12,255,000, as compared with a net worth of $9,662,000 at December 31, 2003. The increase in net worth is primarily the result of private placement equity transactions and conversion of the Laurus 2003 Note, both in January 2004, offset by the net operating loss reported for the period.

The Company continues to seek additional sources of equity and debt to be prepared for the development of new growth opportunities.


Future Commitments
------------------

For the six months ended June 30, 2004, the Company invested $678,000 in capitalized systems, $178,000 in system costs expensed under sales-type lease accounting for Delaware approaches, and $80,000 in pre-construction mobilization (system) costs for Baltimore, as compared to $1,069,000, $0, and $0 in the same period last year. Management expects that NTS will make future commitments for systems related to its CrossingGuard contracts.

RESULTS OF OPERATIONS

For the quarter ended June 30, 2004, the Company realized consolidated revenues totaling $1,552,000 and expenses of $2,488,000, which resulted in a consolidated operating loss for the quarter of $936,000. The Company reported a consolidated net loss of $1,120,000 for the current quarter after recording $184,000 of other expenses. In the corresponding quarter of the prior year, consolidated revenues and expenses totaled $443,000 and $1,534,000, respectively, resulting in a consolidated operating loss of $1,091,000; and after a contract termination reserve of $125,000 and other income of $37,000, the Company reported a net loss of $1,179,000. For the six-month period ended June 30, 2004, the Company realized consolidated revenues totaling $2,651,000 and expenses of $4,570,000, which resulted in a consolidated operating loss for the six-month period of $1,919,000. The Company reported a consolidated net loss of $1,645,000 for the six-month period after gain on extinguishment of debt of $508,000 and other net expenses of $234,000. In the corresponding six-month period of the prior year, consolidated revenues and expenses totaled $790,000 and $2,898,000, respectively, producing a loss from operations of $2,108,000, and after contract termination reserve of $125,000 other net income of $9,000, the Company reported a net loss of $2,224,000.

Revenues
--------

During the quarter ended June 30, 2004, consolidated revenues increased $1,109,000 (250%) to $1,552,000 from $443,000 in the quarter ended June 30,
2003. This increase is attributable to the installed approach base increasing more than 50% between the two quarters, the commencement of revenues under our agreement with ACS for the City of Baltimore and $240,000 recorded under sales-type lease accounting for Delaware approaches installed during the current quarter. During the six months ended June 30, 2004, consolidated revenues increased 236% to $2,651,000 from $790,000 in the prior year.



Operating Expenses
------------------

Total operating expenses amounted to $2,488,000 in the quarter ended June 30, 2004, an increase of $954,000 (62%) from total operating costs of $1,534,000 in the corresponding quarter of the prior year. Operating expenses totaled
$4,570,000 in the six-month period ended June 30, 2004, an increase of $1,672,000 (58%) from the $2,898,000 reported for the corresponding period of the prior year. The 2004 operating expenses reflect higher costs required to support the substantial growth of installed approaches and patent lawsuit defense expenses, which began in the fourth quarter of 2003.

Cost of Goods Sold
------------------

Cost of goods sold (CGS) totaled $952,000 in the quarter ended June 30, 2004 as compared to $404,000 in the prior year quarter. CGS totaled $1,587,000 in the six-month period ended June 30, 2004 as compared to $732,000 reported for the corresponding period of the prior year. The 2004 CGS reflects higher amortization and direct support costs resulting from the increase in installed approaches, costs associated with ACS revenue recognized in the current quarter and the cost of Delaware systems installed under sales-type lease accounting.

Engineering and Operations
--------------------------

Costs related to engineering and operations totaled $825,000 in the quarter ended June 30, 2004, as compared to $626,000 in the corresponding quarter of the prior year. During the six-months ended June 30, 2004, engineering costs were $1,591,000 as compared to $1,219,000 in the prior year. These costs include the salaries of field and office personnel as well as operating expenses related to product design, delivery, configuration, maintenance and service. This expense increased in 2004, as there were more customers and installations to support.

Research and Development
------------------------

Research and development expenses totaled $46,000 in the quarter ended June 30, 2004, as compared with $31,000 in the year-earlier period. During the six-months ended June 30, 2004, research and development costs were $93,000 as compared to $62,000 in the prior year. The cost increase is directly attributable to materials purchased in support of research activities.

Selling and Marketing
---------------------

Selling and marketing costs totaled $164,000 in the quarter ended June 30, 2004, as compared with $102,000 in the corresponding quarter of the prior year. During the six-months ended June 30, 2004, selling and marketing costs were $306,000 as compared to $170,000 in the prior year. The increase reflects a more aggressive marketing effort, including the use of consultants in targeted areas.

General and Administrative
--------------------------

General and administrative expenses totaled $501,000 in the quarter ended June 30, 2004, as compared with $372,000 in the corresponding quarter of the prior year. The $129,000 increase over last year substantially related to ongoing patent infringement legal expenses, which amounted to $107,000 during the current quarter. General and administrative expenses totaled $994,000 in the six-month period ended June 30, 2004, as compared to $716,000 in the corresponding period of the prior year. The $278,000 (39%) increase over last year again substantially reflects costs of ongoing patent infringement legal expenses, which were $216,000 for the six months ending June 30, 2004.

Contract Termination Reserve
----------------------------

A significant customer contract in the Rail line of business may be terminated by the customer prior to its completion as a result of the Company's 2002 reorganization and decision to focus on CrossingGuard systems and services. The Company accrued $125,000 of estimated contract termination fees for the quarter ended June 30, 2003.

Other Expense - Net
-------------------

Other expenses totaled $184,000 in the quarter ended June 30, 2004, as compared with other income of $37,000 in the corresponding quarter of the prior year, an increase of $221,000 (597%). The higher current year quarter includes an unrealized loss of $152,000 on marketable equity security positions and $20,000 of interest expense on the Laurus note. The prior year quarter includes $64,000 of other income as a result of a favorable settlement in a vendor dispute. Other expenses were $234,000 in the six-month period ended June 30, 2004, as compared to other income of $9,000 in the corresponding period of the prior year. The current year includes an unrealized loss on marketable equity securities of $163,000 and Laurus note interest expense of $37,000.

Loss Per Share
--------------

During the quarter ended June 30, 2004, the Company reported a net loss of $1,120,000, or ($.06) per share as compared with a net loss of $1,179,000, or ($.08) per share in the corresponding period of the prior year. During the quarter ended June 30, 2004, there were outstanding 18,036,000 basic and diluted shares of common stock as compared with 13,961,000 basic and diluted shares during the corresponding quarter of the previous year. During the six months ended June 30, 2004, the Company reported a net loss of $1,645,000 and ($.09) per share as compared with a net loss of $2,224,000, or ($.19) per share in the corresponding period of the prior year. During the six months ended June 30, 2004, there were outstanding 18,033,000 basic and diluted shares of common stock as compared with 11,954,000 basic and diluted shares during the corresponding period of the previous year. The increase in the outstanding shares reflects the additional shares issued in January 2004 relating to the Laurus and Silver Star note conversions and the private placement equity transactions.

ITEM 3:  QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

The Company's marketable equity securities (primarily insured municipal and international bond funds), valued at $996,000 at June 30, 2004, are exposed to market risk due to changes in U.S. interest rates and fluctuations in foreign currency exchange rates. The primary objective of the Company's investment activities is the preservation of principal while maximizing investment income. The Company's exposure to this risk is moderately high in the short-term, although the risk may be able to be managed if the securities are not required to be sold when a loss will be realized. The securities are classified as "trading securities" and accordingly are reported at fair value with unrealized gains and losses included in other income (expense).

The Company also has a convertible note payable at prime plus 1.25% through its January 2006 maturity. Management assesses the exposure to this risk as immaterial.


ITEM 4:  CONTROLS AND PROCEDURES

Nestor, Inc. management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) as of June 30, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2004, the Company's disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART 2:    OTHER INFORMATION
                                  NESTOR, INC.

                           FORM 10 Q - June 30, 2004


Item 1:   Legal Proceedings

          On July 13, 2004, the Company filed an additional lawsuit for patent infringement against Redflex Traffic Systems, Inc. In addition, Nestor notified Transol USA, Inc., that it will bring additional like claims for patent infringement against Transol USA, Inc. Original infringement claims against these Australian-based competitors were filed by Nestor in November 2003, alleging infringement of Nestor's U.S. Patent No. 6,188,329. The additional claims filed and asserted allege infringement of U.S. Patent No. 6,754,663, issued to Nestor on June 22, 2004. The claims against Redflex are pending in US District Court, District of Rhode Island. The original claims against Transol are pending in US District Court, Central District of California. The Company cannot give assurance that we will be successful in either action.

Item 2:   Changes in Securities - none

Item 3:   Defaults on Senior Securities - None

Item 4:   Submission of Matters to a Vote of Security Holders

          The Registrant's annual meeting of stockholders was held on June 24, 2004. The matters voted upon at such meeting and the number of shares cast for or against are as follows:

          1. The stockholders elected the following directors to serve for a term of one year: George L. Ball, James S. Bennett, Albert H. Cox, Jr., Wililam B. Danzell, Terry E. Fields, Robert G. Flanders, Jr., William J. Gilbane, Jr., David N. Jordan, Donald
               R. Sweitzer by the following votes.

                                              For            Withheld
                                              ---            --------
                George L. Ball             15,073,748        790,027
                James S. Bennett           15,858,435          5,340
                Albert H. Cox, Jr.         15,858,435          5,340
                William B. Danzell         15,149,035        714,740
                Terry E. Fields            15,858,435          5,340
                Robert G. Flanders, Jr.    15,858,435          5,340
                William J. Gilbane, Jr.    15,858,435          5,340
                David N. Jordan            15,149,035        714,740
                Donald R. Sweitzer         15,858,435          5,340

               No abstentions or broker non-votes were recorded on the election of directors.

          2. Approve proposal to amend the Company's Certificate of Incorporation to increase the number of shares of Common Stock, par value $.01 per share, that the Company has authority to issue to from Twenty Million (20,000,000) shares to Thirty Million (30,000,000) shares.

                        For: 15,736,033          Against:            124,346
                        Abstain:  3,396          Broker Non-votes:         0

          3. Approve the 2004 Stock Incentive Plan and reserve 4,500,000 shares for issuance under the plan.

                        For: 12,209,486          Against:            220,446
                        Abstain:  7,521          Broker Non-votes: 3,426,322

          4. Ratify the appointment of Carlin, Charron & Rosen, LLP as independent auditors of the Company for 2004.

                        For: 15,828,887          Against:             11,960
                        Abstain: 22,928          Broker Non-votes:         0


Item 5:   Other Information - None

Item 6:   Exhibits and reports on Form 8-K

          (b)  Exhibits


          Exhibit Number        Description
          --------------        -----------
               31.1           Certification  of  principal   executive   officer
                              pursuant  to  Rule   13a-14(a)/15d-14(a)   of  the
                              Securities Exchange Act of 1934, as amended

               31.2           Certification  of  principal   financial   officer
                              pursuant  to  Rule   13a-14(a)/15d-14(a)   of  the
                              Securities Exchange Act of 1934, as amended

               32             Statement Pursuant to 18 U.S.C.ss.1350



          (c) Reports on Form 8-K

          On June 8, 2004, the Corporation filed with the Securities and Exchange Commission a current report on Form 8-K under items 5 and 7 reporting the announcement of first quarter results, appointment of new chief financial officer and call-in number to listen to annual meeting of shareholders, which is hereby incorporated by reference.

          On June 30, 2004, the Corporation filed with the Securities and Exchange Commission a current report on Form 8-K under items 5 and 7 reporting the increase in authorized capital, increase in number of directors, election of new directors and adoption of 2004 stock incentive plan, which is hereby incorporated by reference.

          On July 23, 2004, the Corporation filed with the Securities and Exchange Commission a current report on Form 8-K under items 5 and 7 reporting the clarification of CEO's statements, which is hereby incorporated by reference.

                                   FORM 10-Q


                                  NESTOR, INC.


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      NESTOR, INC.
                                      (REGISTRANT)

                                      By:       /s/ William B. Danzell
                                          --------------------------------------
                                           William B. Danzell
                                           President and Chief Executive Officer





DATE:      August 13, 2004            By:      /s/ Claire M. Iacobucci
                                          --------------------------------------
                                           Claire M. Iacobucci
                                           Treasurer and Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


          Exhibit Number        Description
          --------------        -----------
               31.1           Certification  of  principal   executive   officer
                              pursuant  to  Rule   13a-14(a)/15d-14(a)   of  the
                              Securities Exchange Act of 1934, as amended

               31.2           Certification  of  principal   financial   officer
                              pursuant  to  Rule   13a-14(a)/15d-14(a)   of  the
                              Securities Exchange Act of 1934, as amended

               32             Statement Pursuant to 18 U.S.C.ss.1350